Exhibit 18

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.usdeloitte.com

March 10, 2004

American Management Systems, Inc.
4050 Legato Road
Fairfax, Virginia 22033

Dear Sirs/Madams:

     We have audited the financial statements of American Management Systems, Inc. as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 10, 2004, which expresses an unqualified opinion. Note 8 to such financial statements contains a description of your adoption during the year ended December 31, 2003 of a change in date for the annual goodwill impairment test. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,